SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 4, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated August 2, 2006, which announces the introduction of certain products by the Company, and a press announcement dated August 4, 2006, which provides an update on Company’s proceedings in the U.S. International Trade Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: August 4, 2006

Actions Conducts New Product Press Conference

New 7500 Series Products Well-received by Customers

ZHUHAI, China, August 2, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) solutions for portable consumer electronics, today held a press conference in Shenzhen, China to introduce its new 7500 series products.

The new 7500 series products feature 0.18 micron process technology and offer customers optimized power consumption and enhanced CD-quality audio capability at a competitive price. The product is compatible with APE and OGG audio formats, as well as traditional MP3 and WMA formats. It is also compatible with Windows Media Digital Rights Management 10 (WMDRM10) and Media Transfer Protocol (MTP). Additionally, the new product supports USB 2.0 high-speed transfer rates, image storage and display, battery charge protection, and video display on movement. The product also supports Actions’ AMV video engine, enabling smoother video playback with better audio quality for multimedia players by maximizing battery life and power management capabilities. Shipping of the Series 7500 products is expected to commence in August.

Dr. Zhu Mingcheng, Chairman of Shenzhen-based Aigo Embedded System Technology Co., Ltd., stated, “As a long-term partner with Actions, we are very pleased to see Actions’ continuous introduction of new products. With its competitive pricing and high functionality, we believe the 7500 series products will be very popular and successful in the global market, including China, Europe and the United States.” Aigo is an industry leader of digital products in China.

Mr. Wang Riyi of Ergotech Technology Co., Ltd, another leading manufacturer of MP3 players in Taiwan and China also expressed strong interest in Actions’ new 7500 series products. “We are looking forward to the new 7500 series, and we plan to adopt these new solutions for products we market in Europe and the United States. We are very glad to maintain our long-term relationship with Actions, who we believe is a strong and innovative SoC supplier,” commented Mr. Wang.

“Actions has maintained its cost and functionality advantage through careful management of its business and continuous well-timed product introductions”, commented by Mr. Nan-Horng Yeh, the Chief Executive Officer of Actions Semiconductor, “We greatly appreciate the support from our customers, which is our primary motivation to move forward with new product introductions. We will continue to develop products with the industry’s highest functionality-to-price ratios, in order to maximize the success of our customers.”

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at www.actions-semi.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995 Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:

Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or	+86-756 3392 353 *1015
415-217-4967

ITC Determination on Patent Infringement Lawsuit Favors Actions

Semiconductor in SigmaTel Patent Dispute

Zhuhai, China, August 4, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of the largest fabless IC companies in China, today announced that the United States International Trade Commission (the “ITC”) has issued a Determination in favor of Actions in the patent infringement lawsuit between Actions and SigmaTel (ITC-337-TA-538).

As previously reported in a press release dated June 20, 2006, the ITC modified a key claim construction under patent 522 and requested that the Honorable Administrative Law Judge, or ALJ, reconsider the infringement issue for certain products in light of the modified claim construction. After reconsidering the infringement issue, the ALJ has issued a Determination confirming that Actions’ products utilizing current firmware 952436 do not infringe the disputed patent.

The Final Determination is expected to be issued by September 15, 2006. Until the Final Determination is issued, there will be no restrictions placed on the importation of Actions’ integrated circuits.

Actions is very encouraged by this decision and commends the ALJ’s pursuit of clarity on this issue. The Company fully anticipates that the Final Determination will uphold these findings relating to Actions’ products utilizing current firmware 952436 as outlined in today’s Determination. Most of Actions’ current products have already adopted this firmware and do not infringe the said patent. Moreover, the Determination heightens Actions’ belief that all of its new products do not infringe on any disputed patents held by third parties.

Following the Determination, Nan-Horng Yeh, Actions’ Chief Executive Officer commented “We hold the highest regard for intellectual property rights, both of others and our own. This Determination underscores the validity of our technology and products. Furthermore, our customers can continue to have full confidence in Actions’ innovative technology and product offerings. Additionally, in order to protect our intellectual property rights for ourselves and our customers, we are aggressively building our patent portfolio through both internal development and acquisition.” Mr. Yeh added, “We look to the future with strength and feel confident in our new pipeline of affordable products utilizing high technology. Our diversification strategy centered around our core portable media player platform is on track and we continue to feel encouraged by our progress.”

Actions is on schedule to commence mass shipments of its recently announced 7500 series products that utilize 0.18 micron process technology in the next few weeks, and plans to introduce its 13 series products that provide high-end functionality at compelling price points by the end of 2006. The 7500 series products are targeted at the markets of the United States and Europe, and have already been well-received by the customers.

“While sales in to the U.S. represent less than 10% of Actions’ current business, we continue to expand our product portfolio to address the increasing market demand for high-functionality, innovative portable consumer electronics and believe that we will enjoy continued success by offering high quality SoC solutions at Actions’ cost advantage,” continued Mr. Yeh.

Actions would like to thank its clients, suppliers and other partners for their continued support. Actions prides itself on its expanding world class team of engineers and its continued innovation of industry leading SoC solutions.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and

Shenzhen. For more information, please visit the Actions Semiconductor website at www.actions-semi.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statements on Form F-1 related to our initial public offering and proposed secondary offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:

Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or	+86-756 3392 353 *1015
415-217-4967